UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42723

GRANDE GROUP LIMITED

(Translation of registrant’s name into English)

Suite 2701, 27/F., Tower 1,
Admiralty Center, 18 Harcourt Road,
Admiralty, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Appointment and Departure of Certain Officers

Ka Wing Eric, LAW

Effective on September 14, 2025, Mr. Ka Wing Eric, LAW (“Mr. Law”) resigned as the Chief Financial Officer of Grande Group Limited (the “Company”). Mr. Law has indicated his resignation is for personal reasons and not due to any disagreement with the Company.

Sing Hon, LAM

Effective on September 14, 2025, the Board of Directors (the “Board”) of the Company approved the appointment of Mr. Sing Hon, LAM (“Mr. Lam”) as the Chief Financial Officer of the Company, to fill the vacancy of Mr. Law. The initial term of employment of Mr. Lam as the Chief Financial Officer shall be one year, commencing on September 14, 2025 and can be terminated by either Mr. Lam or the Company with three months’ advance notice. Upon the expiration of the initial-year term, the term of employment of Mr. Lam shall be automatically extended for successive one year unless terminated by either Mr. Lam or the Company with three months’ advance notice. In connection with Mr. Lam’s appointment as the Chief Financial Officer of the Company, the Company and Mr. Lam entered into an agreement and agreed to receive annual compensation of HK$ 720,000 (approximately US$92,540), which to be received by Mr. Lam from Grande Capital Limited (“Grande Capital”), the Company’s operating entity.

Mr. Lam does not have a family relationship with any director or executive officer of the Company. He was not involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The biographical information of Mr. Lam is set forth below.

Mr. Lam, aged 40, is our Chief Financial Officer. Mr. Lam has over 15 years of experience in audit, accounting, internal control, corporate governance, financial management, and corporate finance experience, gained from serving as the principal accounting and financial officers of various public companies listed on the Hong Kong Stock Exchange. Prior to joining the Company, Mr. Lam served as the Group Financial Controller of Tian Cheng Holdings Ltd (HKEX: 2110.HK) from 2018 to 2023, the Group Financial Controller of Cherish Holding Limited (HKEX: 2113.HK) from 2015 to 2018, and the Financial Controller of Leap Holdings Group Limited (HKEX: 1499.HK) in 2015. Prior to serving as the financial controller in various public companies listed on the Hong Kong Stock Exchange, Mr. Lam was employed as a senior accountant at RSM Nelson Wheeler from 2011 to 2014, and as the Senior Audit of KL CPA Limited from 2008 to 2011. Mr. Lam obtained a Bachelor of Business with a major in accounting from Monash University in 2008, and obtained the Master of Science (MSc) in Corporate Governance and Compliance (Distinction) from Hong Kong Baptist University in 2023. Mr. Lam is member of the Certified Practising Accountants, Australia since 2012, Associate member (Chartered Secretary and Chartered Governance Professional) of Hong Kong Chartered Governance Institute since 2023, and the Fellow of CPA Australia since 2024.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement by and between Mr. Sing Hon, LAM and Grande Group Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2025	Grande Group Limited

	By:	/s/ Yujie, CHEN
	Name:	Yujie, CHEN
	Title:	Chief Executive Officer and Chair of the Board

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